.EX-99.1

Changes in Affiliates (Addition)

 EUROTALY S.A. was established to secure the Carbon Credit to deal with UNFCC (United Nations Framework Convention on Climate Change) and do other business overseas.

1. Details:

• Company Name: EUROTALY S.A.

• Total Assets (KRW): 893,767,200

• Total Equity (KRW): 893,767,200

• Total Liabilities (KRW): -

• Total Capital (KRW): 893,767,200